UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of September, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding







Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This form is intended for use by an issuer to make a RIS notification required by DR 3.14R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

  1.  Name of the issuer                   2.  State whether the notification
                                               relates to (i) a transaction
                                               notified in accordance with
                                               DR3.1.4R(1)(a)
      PEARSON PLC
                                               (ii) DR3.1.4(R)(1)(b) a
                                               disclosure made in accordance
                                               with section324 (as extended by
                                               section328) of the Companies Act
                                               1985; or
                                               both (i) and (ii)
                                               BOTH (i) AND (ii)

  3.  Name of person discharging           4.  State whether notification
      managerial responsibilities/             relates to a person connected
      director                                 with a person discharging
                                               managerial responsibilities/
                                               director named in 3and identify
                                               the connected person
      DAVID BELL                               N/A

  5.  Indicate whether the notification    6   Description of shares (including
      is in respect of a holding of the        class), debentures or derivatives
      person referred to in 3or 4above         or financial instruments relating
      or in respect of a non-beneficial        to shares
      interest1
      HOLDING                                  ORDINARY SHARES OF 25P EACH

  7.  Name of registered shareholder(s)    8.  State the nature of the
      and, if more than one, the number        transaction
      of shares held by each of them
      DAVID BELL                               REINVESTMENT OF DIVIDEND THROUGH
                                               THE COMPANY'S DIVIDEND
                                               REINVESTMENT PLAN

  9   Number of shares, debentures or     10.  Percentage of issued class
      financial instruments relating to        acquired (treasury shares of that
      shares acquired                          class should not be taken into
                                               account when calculating
                                               percentage)
      1,479 SHARES                                                     0.00018%

 11.  Number of shares, debentures or     12.  Percentage of issued class
      financial instruments relating to        disposed (treasury shares of that
      shares disposed N/A                      class should not be taken into
                                               account when calculating
                                               percentage) N/A

 13.  Price per share or value of         14.  Date and place of transaction
      transaction
                              749.5357p        22 SEPTEMBER 2006
                                               LONDON

 15.  Total holding following             16.  Date issuer informed of
      notification and total percentage        transaction
      holding following notification
      (any treasury shares should not be
      taken into account when
      calculating percentage)

      112,795 0.01400%                         25 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

 17.  Date of grant                       18.  Period during which or date on
                                               which it can be exercised
      N/A                                      N/A

 19.  Total amount paid (if any) for      20.  Description of shares or
      grant of the option                      debentures involved (class and
                                               number)
      N/A                                      N/A

 21.  Exercise price (if fixed at time    22.  Total number of shares or
      of grant) or indication that price       debentures over which options
      is to be fixed at the time of            held following notification
      exercise

      N/A                                      N/A

 23.  Any additional information          24.  Name of contact and telephone
                                               number for queries: JENNIFER
                                               BURTON, ASSISTANT SECRETARY, 020
                                               7010 2256
      N/A

Name and signature of duly authorised officer of issuer responsible for making notification

JENNIFER BURTON
ASSISTANT SECRETARY
___________________________________________________________
Date of notification ___26 SEPTEMBER 2006_____________________






Please complete all relevant boxes should in block capital letters.

  1.  Name of the issuer                   2.  State whether the notification
                                               relates to (i) a transaction
                                               notified in accordance with
                                               DR3.1.4R(1)(a)
      PEARSON PLC
                                               (ii) DR3.1.4(R)(1)(b) a
                                               disclosure made in accordance
                                               with section324 (as extended by
                                               section328) of the Companies Act
                                               1985; or
                                               both (i) and (ii)
                                               BOTH (i) AND (ii)

  3.  Name of person discharging           4.  State whether notification
      managerial responsibilities/             relates to a person connected
      director                                 with a person discharging
                                               managerial responsibilities/
                                               director named in 3and identify
                                               the connected person
      JOHN MAKINSON                            N/A

  5.  Indicate whether the notification    6   Description of shares (including
      is in respect of a holding of the        class), debentures or derivatives
      person referred to in 3or 4above         or financial instruments relating
      or in respect of a non-beneficial        to shares
      interest
      HOLDING                                  ORDINARY SHARES OF 25P EACH

  7.  Name of registered shareholder(s)    8.  State the nature of the
      and, if more than one, the number        transaction
      of shares held by each of them
      JOHN MAKINSON                            REINVESTMENT OF DIVIDEND THROUGH
                                               THE COMPANY'S DIVIDEND
                                               REINVESTMENT PLAN

  9   Number of shares, debentures or     10.  Percentage of issued class
      financial instruments relating to        acquired (treasury shares of that
      shares acquired                          class should not be taken into
                                               account when calculating
                                               percentage)
      2,162 SHARES                                                     0.00027%

 11.  Number of shares, debentures or     12.  Percentage of issued class
      financial instruments relating to        disposed (treasury shares of that
      shares disposed N/A                      class should not be taken into
                                               account when calculating
                                               percentage) N/A

 13.  Price per share or value of         14.  Date and place of transaction
      transaction
                              749.5357p        22 SEPTEMBER 2006
                                               LONDON

 15.  Total holding following             16.  Date issuer informed of
      notification and total percentage        transaction
      holding following notification
      (any treasury shares should not be
      taken into account when
      calculating percentage)
      163,149 0.02025%                         25 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

 17.  Date of grant                       18.  Period during which or date on
                                               which it can be exercised
      N/A                                      N/A

 19.  Total amount paid (if any) for      20.  Description of shares or
      grant of the option                      debentures involved (class and
                                               number)
      N/A                                      N/A

 21.  Exercise price (if fixed at time    22.  Total number of shares or
      of grant) or indication that price       debentures over which options
      is to be fixed at the time of            held following notification
      exercise
      N/A                                      N/A

 23.  Any additional information          24.  Name of contact and telephone
                                               number for queries: JENNIFER
                                               BURTON, ASSISTANT SECRETARY, 020
                                               7010 2256
      N/A

Name and signature of duly authorised officer of issuer responsible for making notification

JENNIFER BURTON
ASSISTANT SECRETARY
___________________________________________________________
Date of notification ___26 SEPTEMBER 2006_________________



Please complete all relevant boxes should in block capital letters.

  1.  Name of the issuer                   2.  State whether the notification
                                               relates to (i) a transaction
                                               notified in accordance with
                                               DR3.1.4R(1)(a)
      PEARSON PLC
                                               (ii) DR3.1.4(R)(1)(b) a
                                               disclosure made in accordance
                                               with section324 (as extended by
                                               section328) of the Companies Act
                                               1985; or
                                               both (i) and (ii)
                                               BOTH (i) AND (ii)

  3.  Name of person discharging           4.  State whether notification
      managerial responsibilities/             relates to a person connected
      director                                 with a person discharging
                                               managerial responsibilities/
                                               director named in 3and identify
                                               the connected person
      ROBIN FREESTONE                          N/A

  5.  Indicate whether the notification    6   Description of shares (including
      is in respect of a holding of the        class), debentures or derivatives
      person referred to in 3or 4above         or financial instruments relating
      or in respect of a non-beneficial        to shares
      interest
      HOLDING                                  ORDINARY SHARES OF 25P EACH

  7.  Name of registered shareholder(s)    8.  State the nature of the
      and, if more than one, the number        transaction
      of shares held by each of them
      ROBIN FREESTONE                          REINVESTMENT OF DIVIDEND THROUGH
                                               THE COMPANY'S DIVIDEND
                                               REINVESTMENT PLAN

  9   Number of shares, debentures or     10.  Percentage of issued class
      financial instruments relating to        acquired (treasury shares of that
      shares acquired                          class should not be taken into
                                               account when calculating
                                               percentage)
      28 SHARES                                                      0.0000035%

 11.  Number of shares, debentures or     12.  Percentage of issued class
      financial instruments relating to        disposed (treasury shares of that
      shares disposed N/A                      class should not be taken into
                                               account when calculating
                                               percentage) N/A

 13.  Price per share or value of         14.  Date and place of transaction
      transaction
                              749.5357p        22 SEPTEMBER 2006
                                               LONDON

 15.  Total holding following             16.  Date issuer informed of
      notification and total percentage        transaction
      holding following notification
      (any treasury shares should not be
      taken into account when
      calculating percentage)
      2,089 0.00026%                           25 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

 17.  Date of grant                       18.  Period during which or date on
                                               which it can be exercised
      N/A                                      N/A

 19.  Total amount paid (if any) for      20.  Description of shares or
      grant of the option                      debentures involved (class and
                                               number)
      N/A                                      N/A

 21.  Exercise price (if fixed at time    22.  Total number of shares or
      of grant) or indication that price       debentures over which options
      is to be fixed at the time of            held following notification
      exercise
      N/A                                      N/A

 23.  Any additional information          24.  Name of contact and telephone
                                               number for queries: JENNIFER
                                               BURTON, ASSISTANT SECRETARY, 020
                                               7010 2256
      N/A

Name and signature of duly authorised officer of issuer responsible for making notification

JENNIFER BURTON
ASSISTANT SECRETARY
___________________________________________________________
Date of notification ___26 SEPTEMBER 2006___________________________


 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date:26 September, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary